BRAND ENGAGEMENT NETWORK INC.

300 Delaware Ave., Suite 210

Wilmington, DE 19801

December 31, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Brand Engagement Network Inc.
Registration Statement on Form S-1
Filed February 14, 2025
File No.: 333-285003

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Brand Engagement Network Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-285003), filed on February 14, 2025 together with all exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has determined not to proceed at this time with the offering covered by the Registration Statement. No securities were sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Securities and Exchange Commission. The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Peter Hogan of Buchalter Nemer, a Professional Corporation, at (213) 891-5076.

Thank you for your assistance in this matter.

Sincerely,

Brand Engagement Network Inc.

/s/ Walid Khiari
Walid Khiari
Chief Financial Officer